

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

> **Re: JBDI Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 20, 2023**
> **CIK No. 0001964314**

Dear Lim Chwee Poh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 20, 2023

Business
Our Services
Wastewater treatment services, page 69

1.   We note your disclosure that you have entered into a five year agreement to lease wastewater treatment facilities. Please revise to disclose all the information required by Item 4.D of Form 20-F, including a description of the size and use of the property. In addition, please clarify the nature of the relationship between the one major customer engaged in solar panel manufacturing and the leased property.

Lim Chwee Poh
JBDI Holdings Limited
March 31, 2023
Page 2

Related Party Transactions, page 106

2.   We note your response to prior comment 15. Please elaborate on the nature of the
      remaining amounts due to shareholders and director. In that regard, we note your
      disclosure that the amounts due to shareholders and director were mainly related to a
      dividend distribution.

Consolidated Financial Statements, page F-1

3.   We remind you to update your financial statements and related disclosures when you
      publicly file your registration statement. Refer to Item 8.A.5 of Form 20-F.

Exhibits

4.   We note your response to prior comment 19 and reissue our comment. At the time you
      file your registration statement publicly, please have your auditor revise its consent in
      Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in
      accounting and auditing. Refer to Rule 436 of Regulation C.

      You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at (202) 551-
3777 if you have questions regarding comments on the financial statements and related
matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Henry F. Schlueter, Esq.